SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2008
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F      ☐                     Form 40-F      ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      ☐                     No      ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: January 29, 2008		Signed: Donald F. Barnhardt
	By:	Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, January 29th, 2008
CANADIAN PACIFIC GROWS EPS IN 2007
CALGARY – Canadian Pacific Railway Limited (TSX/NYSE: CP) announced its fourth-quarter and full year results for 2007 today. In the fourth quarter, net income increased to $342 million in 2007 compared with $146 million in 2006 primarily due to lower future Canadian income tax rates. For the full year 2007, net income improved 19 per cent to $946 million compared with $796 million in 2006. This improvement was driven by an increase in operating income and a foreign exchange gain on long-term debt. In 2007, CP recorded a full year future tax benefit of $163 million compared with a tax benefit in 2006 of $176 million, both due to lower future Canadian income tax rates. Diluted earnings per share was $2.21 in fourth-quarter 2007 compared with $0.92 in fourth-quarter 2006 and $6.08 for the full year 2007 and $5.02 in 2006.
SUMMARY OF FOURTH-QUARTER 2007 COMPARED WITH FOURTH-QUARTER 2006
➢	Income before foreign exchange gains and losses on long-term debt and other specified items increased two per cent to $185 million from $181 million, due primarily to lower income tax rates in the quarter.

➢	Diluted earnings per share increased four per cent to $1.20 from $1.15 excluding foreign exchange gains and losses on long-term debt and other specified items.

➢	Operating ratio was 74.3 per cent compared with 73.1 per cent in 2006.

➢	Total revenues were flat at $1.19 billion.
“We delivered earnings growth in 2007 in a year that brought us many challenges,” said Fred Green, President and Chief Executive Officer. “Most recently, in December, our operations were hit hard by harsh weather that affected the entire supply chain, including high winds that shut down port and terminal operators for several extended periods. This restricted our ability to move the freight volumes we’d planned.”
Freight revenue, excluding the impact of foreign exchange, grew in the fourth quarter by five per cent, however this growth was more than offset by the impact of the stronger Canadian dollar, resulting in a decline in freight revenue of one per cent to $1.14 billion when compared with fourth-quarter 2006. Operating expenses increased one per cent to $883 million in the fourth-quarter 2007 compared with $870 million driven mainly by an increase in fuel prices offset, to a degree, by foreign exchange.
“Even with the impact of foreign exchange, we had revenue growth in some sectors, including industrial and consumer products, intermodal and automotive,” added Mr. Green. “However, the rapid rise in the cost of fuel, and the inherent lag in our fuel recovery programs combined with the net negative impact of foreign exchange to reduce our operating income.”
SUMMARY OF FULL YEAR 2007 COMPARED WITH FULL YEAR 2006
Excluding foreign exchange gains and losses on long-term debt and other specified items:
➢	Income increased seven per cent to $673 million from $628 million.

➢	Diluted earnings per share grew nine per cent to $4.32 from $3.95.

➢	Operating ratio improved 10 basis points to 75.3 per cent from 75.4 per cent.

➢	Total revenue increased three per cent to $4.7 billion.

➢	Operating expenses increased three per cent to $3.5 billion.
2008 OUTLOOK
The outlook for 2008 for diluted earnings per share before foreign exchange gains and losses on long-term debt and other specified items is expected to be in the range of $4.70 to $4.85.
“We continue to see strong demand in our bulk portfolio for 2008,” said Mr. Green. “And this, coupled with improved yield and a renewed focus on our Integrated Operating Plan, will drive results. We still expect to meet our objective for 2008 diluted earnings per share.”
The 2008 estimate assumes an average currency exchange rate of the U.S. dollar at par with the Canadian dollar, and crude oil prices averaging US $87 per barrel, which is a change from the previous assumption of US $80 per barrel.
The outlook for growth in the North American economy continues to be uncertain but CP expects to grow total revenue by four to six per cent in 2008 while total operating expenses are expected to increase by three to five per cent.
Capital investment is expected to be in the range of $885 to $895 million in 2008, essentially flat when compared with 2007.
CP expects free cash to be in excess of $250 million in 2008.
The 2008 outlook includes the projected earnings of the Dakota Minnesota & Eastern Railroad (DM&E) on an equity accounting basis for the full year.
FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
CP had a foreign exchange gain on long-term debt of $8 million ($11 million after tax) in the fourth quarter of 2007, compared with a foreign exchange loss on long-term debt of $45 million ($35 million after tax) in the fourth quarter of 2006. Canadian income tax rate changes resulted in a benefit of $146 million in the fourth-quarter due to a revaluation of opening future income tax balances in 2007.
For the full year 2007, CP had a foreign exchange gain on long-term debt of $170 million ($126 million after tax) compared with a foreign exchange loss of $0.1 million ($7 million after tax) for the full year 2006. Canadian income tax rate changes resulted in a benefit of $163 million in 2007 due to a revaluation of opening future income tax balances. This compares with a future income tax benefit of $176 million for the full year 2006.
At December 31, 2007 CP held investments in Asset Backed Commercial Paper (ABCP) with an original cost of $144 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service (DBRS), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets, and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. Since early September 2007, a pan-Canadian restructuring committee consisting of major investors has been working to develop a solution to the liquidity problem affecting the ABCP market. The pan-Canadian restructuring committee anticipates that, following approval by the investors, a restructuring could be effected in March 2008 which would result in the exchange of ABCP held by investors for a variety of new long-term floating rate notes, certain of which may receive AAA credit ratings. As a result, the Company adjusted the estimated fair value of the investment and took a charge in the third-quarter of 2007 of $21 million ($15 million after tax)

and classified its ABCP as long-term investments. As at December 31, 2007 there has been no further change in the estimated fair value of the Company’s ABCP.
Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to material change in the value of the Company’s investment in ABCP which would impact the Company’s near-term earnings.
Presentation of non-GAAP earnings
CP presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation impacts on long-term debt, which can be volatile and short term, and other specified items, which are not among CP’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. Diluted EPS, excluding foreign exchange gains and losses on long-term debt and other specified items is also referred to in this news release as “adjusted diluted EPS”.
Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, and adjusted for the acquisition cost of DM&E and the investment in ABCP. Free cash is adjusted for the DM&E acquisition, as it is not indicative of normal day-to-day investments in the Company’s asset base. In addition, free cash excludes the investment in ABCP, which, upon acquisition, was initially classified as Cash and cash equivalents and was subsequently classified as a long-term investment, as noted above. This presentation for accounting purposes does not result in a change in cash flow.
Earnings that exclude the foreign exchange currency translation impact on long-term debt and other specified items, and free cash after dividends, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise except as required by law.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CPR a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

Contacts: Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President
Tel.: (403) 319-6878	Investor Relations
email: leslie_pidcock@cpr.ca	Tel.: (403) 319-3591
email: investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended December 31
	2007	2006
	(unaudited)
Revenues
Freight	$1,142.6	$1,151.5
Other	45.7	38.9

	1,188.3	1,190.4

Operating expenses
Compensation and benefits	308.4	322.2
Fuel	196.3	171.2
Materials	47.9	53.7
Equipment rents	45.1	47.8
Depreciation and amortization	116.3	115.9
Purchased services and other	168.8	159.5

	882.8	870.3

Operating income	305.5	320.1

Other (income) charges (Note 4)	(3.8)	6.4
Foreign exchange (gains) losses on long-term debt	(8.3)	44.9
Interest expense (Note 5)	63.4	49.8
Income tax (recovery) expense (Note 6)	(88.1)	73.4

Net income	$342.3	$145.6

Basic earnings per share (Note 7)	$2.23	$0.93

Diluted earnings per share (Note 7)	$2.21	$0.92

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the year
	ended December 31
	2007	2006
	(unaudited)
Revenues
Freight	$4,555.2	$4,427.3
Other	152.4	155.9

	4,707.6	4,583.2

Operating expenses
Compensation and benefits	1,284.2	1,327.6
Fuel	746.8	650.5
Materials	215.5	212.9
Equipment rents	207.5	181.2
Depreciation and amortization	472.0	464.1
Purchased services and other	617.4	618.3

	3,543.4	3,454.6

Operating income	1,164.2	1,128.6

Other charges (Note 4)	17.3	27.8
Change in fair value of Canadian third party asset-backed commercial paper (Note 9)	21.5	—
Foreign exchange (gains) losses on long-term debt	(169.8)	0.1
Interest expense (Note 5)	204.3	194.5
Income tax expense (Note 6)	144.7	109.9

Net income	$946.2	$796.3

Basic earnings per share (Note 7)	$6.14	$5.06

Diluted earnings per share (Note 7)	$6.08	$5.02

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions)

	For the three months
	ended December 31
	2007	2006
	(unaudited)
Comprehensive income
Net income	$342.3	$145.6
Other comprehensive income
Net change in foreign currency translation adjustments, net of hedging activities	(3.5)	(1.1)
Net change in gains on derivatives designated as cash flow hedges	(17.9)	—

Other comprehensive loss before income taxes	(21.4)	(1.1)
Income tax recovery	7.2	3.7

Other comprehensive (loss) income (Note 12)	(14.2)	2.6

Comprehensive income	$328.1	$148.2

See notes to interim consolidated financial statements.

	For the year
	ended December 31
	2007	2006
	(unaudited)
Comprehensive income
Net income	$946.2	$796.3
Other comprehensive income
Net change in foreign currency translation adjustments, net of hedging activities	(7.4)	(1.6)
Net change in gains on derivatives designated as cash flow hedges	(36.8)	—

Other comprehensive loss before income taxes	(44.2)	(1.6)
Income tax recovery	3.4	0.5

Other comprehensive loss (Note 12)	(40.8)	(1.1)

Comprehensive income	$905.4	$795.2

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	December 31	December 31
	2007	2006
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$378.1	$124.3
Accounts receivable and other current assets	542.8	615.7
Materials and supplies	179.5	158.6
Future income taxes	67.3	106.3

	1,167.7	1,004.9
Investments (Note 9)	1,668.6	64.9
Net properties	9,293.1	9,122.9
Other assets and deferred charges	1,235.6	1,223.2

Total assets	$13,365.0	$11,415.9

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$229.7	$—
Accounts payable and accrued liabilities	980.8	1,002.6
Income and other taxes payable	68.8	16.0
Dividends payable	34.5	29.1
Long-term debt maturing within one year	31.0	191.3

	1,344.8	1,239.0

Deferred liabilities	714.6	725.7
Long-term debt (Note 10)	4,146.2	2,813.5
Future income taxes	1,701.5	1,781.2

Shareholders’ equity
Share capital (Note 11)	1,188.6	1,175.7
Contributed surplus	42.4	32.3
Accumulated other comprehensive income (Note 12)	39.6	66.4
Retained income	4,187.3	3,582.1

	5,457.9	4,856.5

Total liabilities and shareholders’ equity	$13,365.0	$11,415.9

Commitments and contingencies (Note 18).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended December 31
	2007	2006
	(unaudited)
Operating activities
Net income	$342.3	$145.6
Add (deduct) items not affecting cash:
Depreciation and amortization	116.3	115.9
Future income taxes	(129.6)	73.0
Foreign exchange (gains) losses on long-term debt	(8.3)	44.9
Amortization of deferred charges	2.9	3.4
Restructuring and environmental remediation payments (Note 8)	(22.0)	(27.1)
Other operating activities, net	20.6	(73.4)
Change in non-cash working capital balances related to operations	58.8	33.7

Cash provided by operating activities	381.0	316.0

Investing activities
Additions to properties	(324.6)	(204.5)
Reductions in investments and other assets (Note 14)	16.8	23.3
Acquisition of Dakota, Minnesota & Eastern Railroad Corporation (Note 9)	(1,492.6)	—
Net proceeds from disposal of transportation properties	5.6	18.7

Cash used in investing activities	(1,794.8)	(162.5)

Financing activities
Dividends paid	(34.5)	(29.4)
Issuance of CP Common Shares	1.2	14.3
Purchase of CP Common Shares	—	(59.5)
Net increase in short-term borrowing	229.7	—
Issuance of long-term debt (Note 10)	1,260.2	2.8
Repayment of long-term debt	(3.9)	(3.8)

Cash provided by (used in) financing activities	1,452.7	(75.6)

Cash position
Increase in cash and cash equivalents	38.9	77.9
Cash and cash equivalents at beginning of period	339.2	46.4

Cash and cash equivalents at end of period	$378.1	$124.3

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the year
	ended December 31
	2007	2006
	(unaudited)
Operating activities
Net income	$946.2	$796.3
Add (deduct) items not affecting cash:
Depreciation and amortization	472.0	464.1
Future income taxes	38.7	75.3
Change in fair value of Canadian third party asset-backed commercial paper (Note 9)	21.5	—
Foreign exchange (gains) losses on long-term debt	(169.8)	0.1
Amortization of deferred charges	12.1	16.5
Restructuring and environmental remediation payments (Note 8)	(61.0)	(96.3)
Other operating activities, net	4.6	(103.4)
Change in non-cash working capital balances related to operations	50.3	(101.6)

Cash provided by operating activities	1,314.6	1,051.0

Investing activities
Additions to properties	(893.2)	(793.7)
Reductions in investments and other assets (Note 14)	0.2	2.2
Acquisition of Dakota, Minnesota & Eastern Railroad Corporation (Note 9)	(1,492.6)	—
Net proceeds from disposal of transportation properties	14.9	97.8
Investment in Canadian third party asset-backed commercial paper (Note 9)	(143.6)	—

Cash used in investing activities	(2,514.3)	(693.7)

Financing activities
Dividends paid	(133.1)	(112.4)
Issuance of CP Common Shares	30.4	66.6
Purchase of CP Common Shares	(231.1)	(286.4)
Net increase in short-term borrowing	229.7	—
Issuance of long-term debt (Note 10)	1,745.3	2.8
Repayment of long-term debt	(187.7)	(25.4)

Cash provided by (used in) financing activities	1,453.5	(354.8)

Cash position
Increase in cash and cash equivalents	253.8	2.5
Cash and cash equivalents at beginning of year	124.3	121.8

Cash and cash equivalents at end of year	$378.1	$124.3

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions)

	For the three months
	ended December 31
	2007	2006
		Restated
	(see Note 2)
	(unaudited)
Share capital
Balance, beginning of period	$1,187.2	$1,166.6
Shares issued under stock option plans	1.4	15.1
Shares purchased	—	(6.0)

Balance, end of period	1,188.6	1,175.7

Contributed surplus
Balance, beginning of period	40.6	51.9
Movement in stock-based compensation	1.8	2.3
Shares purchased	—	(21.9)

Balance, end of period	42.4	32.3

Accumulated other comprehensive income
Balance, beginning of period	53.8	63.8
Other comprehensive (loss) income (Note 12)	(14.2)	2.6

Balance, end of period	39.6	66.4

Retained income
Balance, beginning of period	3,879.5	3,491.9
Net income for the period	342.3	145.6
Shares purchased	—	(26.5)
Dividends	(34.5)	(28.9)

Balance, end of period	4,187.3	3,582.1

Total accumulated other comprehensive income and retained income	4,226.9	3,648.5

Shareholders’ equity, end of period	$5,457.9	$4,856.5

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions)

	For the year
	ended December 31
	2007	2006
		Restated
	(see Note 2)
	(unaudited)
Share capital
Balance, beginning of year	$1,175.7	$1,141.5
Shares issued under stock option plans	37.4	71.0
Shares purchased	(24.5)	(36.8)

Balance, end of year	1,188.6	1,175.7

Contributed surplus
Balance, beginning of year	32.3	245.1
Movement in stock-based compensation	10.1	10.3
Shares purchased	—	(223.1)

Balance, end of year	42.4	32.3

Accumulated other comprehensive income
Balance, beginning of year	66.4	67.5
Adjustment for change in accounting policy (Note 2)	14.0	—

Adjusted balance, beginning of year	80.4	67.5
Other comprehensive loss (Note 12)	(40.8)	(1.1)

Balance, end of year	39.6	66.4

Retained income
Balance, beginning of year	3,582.1	2,930.0
Adjustment for change in accounting policy (Note 2)	4.0	—

Adjusted balance, beginning of year	3,586.1	2,930.0
Net income for the year	946.2	796.3
Shares purchased	(206.6)	(26.5)
Dividends	(138.4)	(117.7)

Balance, end of year	4,187.3	3,582.1

Total accumulated other comprehensive income and retained income	4,226.9	3,648.5

Shareholders’ equity, end of year	$5,457.9	$4,856.5

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CP”, “the Company” or “Canadian Pacific Railway”) 2006 annual consolidated financial statements, except as discussed below and in Note 2 for the adoption of new accounting standards for financial instruments, hedges and comprehensive income. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

Financial Instruments

From January 1, 2007, certain financial instruments, including those classified as loans and receivables, available for sale, held for trading and financial liabilities, are initially measured at fair value and subsequently measured at fair value or amortized cost. Amortization is calculated using the effective interest rate for the instrument. Financial instruments that will be realized within the normal operating cycle are measured at their carrying amount as this approximates fair value.

Transaction costs related to the issuance of long-term debt are netted against the fair value of the related instrument on issue and are amortized to income in conjunction with the amortization of the instrument using the effective interest rate method.

Derivative financial and commodity instruments

Derivative financial and commodity instruments may be used from time to time by the Company to manage its exposure to price risks relating to foreign currency exchange rates, stock-based compensation, interest rates and fuel prices. When CP utilizes derivative instruments in hedging relationships, CP identifies, designates and documents those hedging transactions and regularly tests the transactions to demonstrate effectiveness in order to continue hedge accounting.

Commencing from January 1, 2007, all derivative instruments are recorded at their fair value. Any change in the fair value of derivatives not designated as hedges is recognized in the period in which the change occurs in the Statement of Consolidated Income in the line item to which the derivative instrument is related. On the Consolidated Balance Sheet they are classified in “Other assets and deferred charges”, “Deferred liabilities”, “Accounts receivable and other current assets” or “Accounts payable and accrued liabilities” as applicable. Prior to 2007, only derivative instruments that did not qualify as hedges or were not designated as hedges were carried at fair value on the Consolidated Balance Sheet in “Other assets and deferred charges” or “Deferred liabilities”. Gains and losses arising from derivative instruments will affect the following income statement lines: “Revenues”, “Compensation and benefits”, “Fuel”, “Other (income) charges”, “Foreign exchange (gains) losses on long-term debt” and “Interest expense”.

For fair value hedges, the periodic change in value is recognized in income, on the same line as the changes in values of the hedged items are also recorded. For a cash flow hedge, the change in value of the effective portion is recognized in “Other comprehensive income”. Any ineffectiveness within an effective cash flow hedge is recognized in income as it arises in the same income account as the hedged item when realized. Should the hedging of a cash flow hedge relationship become ineffective, previously unrealized gains and losses remain within “Accumulated other comprehensive income” until the hedged item is settled and, prospectively, future changes in value of the derivative are recognized in income. The change in value of the effective portion of a cash flow hedge remains in “Accumulated other comprehensive income” until the related hedged item settles, at which time amounts recognized in “Accumulated other comprehensive income” are reclassified to the same income or balance sheet account that records the hedged item. Prior to January 1, 2007, the periodic change in the fair value of an effective hedging instrument prior to settlement was not recognized in the financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(unaudited)
1	Basis of presentation (continued)

In the Statement of Consolidated Cash Flows, cash flows relating to derivative instruments designated as hedges are included in the same line as the related item.

The transitional date for the assessment of embedded derivatives was January 1, 2001.

2	New accounting policies

Financial instruments, hedging and comprehensive income

On January 1, 2007, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”): Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments — Disclosure and Presentation”, Section 3865 “Hedges” and Section 1530 “Comprehensive Income”. These sections require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of comprehensive income and accumulated other comprehensive income. Adoption of these standards was on a prospective basis without retroactive restatement of prior periods, except for the restatement of equity balances to reflect the reclassification of “Foreign currency translation adjustments” to “Accumulated other comprehensive income”.

The impact of the adoption of these standards on January 1, 2007, was an increase in net assets of $18.0 million, a reduction in “Foreign currency translation adjustments” of $66.4 million, an increase in “Retained earnings” of $4.0 million, and the recognition of “Accumulated other comprehensive income” of $80.4 million.

The fair value of hedging instruments at January 1, 2007, was $31.7 million reflected in “Other assets and deferred charges” and “Accounts receivable and other current assets” and $4.8 million reflected in “Deferred liabilities” and “Accounts payable and accrued liabilities”. The inclusion of transaction costs within “Long-term debt” at amortized cost reduced “Long-term debt” by $33.4 million with an associated reduction in “Other assets and deferred charges” of $26.9 million. Deferred gains and losses on previously settled hedges were reclassified to “Accumulated other comprehensive income” and “Retained earnings” with a resultant decrease in “Other assets and deferred charges” of $4.8 million. The recognition of certain other financial instruments at fair value or amortized cost resulted in reductions in “Long-term debt” of $2.8 million, “Investments” of $1.5 million and “Other assets and deferred charges” of $0.4 million. The adoption of these standards increased the liability for “Future income taxes” by $11.6 million. Accumulated other comprehensive income is comprised of foreign currency gains and losses on the net investment in self-sustaining foreign subsidiaries, foreign currency gains and losses related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries’, effective portions of gains and losses resulting from changes in the fair value of cash flow hedging instruments, and the reclassification of cumulative foreign currency translation adjustments. The adjustment to opening retained earnings reflects the change in measurement basis, from original cost to fair value or amortized cost, of certain financial assets, financial liabilities, transaction costs associated with the Company’s long-term debt and previously deferred gains and losses on derivative instruments that were settled in prior years and which, had they currently existed, did not meet the criteria for hedge accounting under Accounting Standard Section 3865. The amounts recorded on the adoption of these standards differed from the estimated amounts disclosed in Note 3 to the 2006 annual financial statements as a result of the refinement of certain estimates used at the year end.

Accounting Changes

Effective from January 1, 2007, the CICA amended Accounting Standard Section 1506 “Accounting Changes” to prescribe the criteria for changing accounting policies and related accounting treatment and disclosures of accounting changes. Changes in accounting policies are permitted when required by a primary source of GAAP, for example when a new accounting section is first adopted, or when the change in accounting policy results in more reliable and relevant financial information being reflected in the financial statements.

The adoption of this amended accounting standard did not impact the financial statements of the Company.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(unaudited)
3	Future accounting changes

Financial Instrument and Capital Disclosures

The CICA has issued the following accounting standards effective for fiscal years beginning on or after January 1, 2008: Section 3862 “Financial Instruments – Disclosures”, Section 3863 “Financial Instruments – Presentation”, and Section 1535 “Capital Disclosures”.

Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” replace Section 3861 “Financial Instruments – Disclosure and Presentation”, revising disclosures related to financial instruments, including hedging instruments, and carrying forward unchanged presentation requirements.

Section 1535 “Capital Disclosures” will require the Company to provide disclosures about the Company’s capital and how it is managed.

It is not anticipated that the adoption of these new accounting standards will impact the amounts reported in the Company’s financial statements as they primarily relate to disclosure.

Inventories

Effective January 1, 2008, the CICA has issued accounting standard Section 3031 “Inventories”. Section 3031 “Inventories” provides guidance on the method of determining the cost of the Company’s materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. The Company currently reflects materials and supplies at the lower of cost and replacement value. The standard requires the reversal of previously recorded write downs to realizable value when there is clear evidence that net realizable value has increased. Additional disclosures will also be required. Adoption of Section 3031 “Inventories” will be recognized in 2008 as an adjustment to opening inventory and opening retained earnings and is not expected to have a material impact on the Company’s financial statements.

4	Other (income) charges

	For the three months		For the year
	ended December 31		ended December 31
(in millions)	2007	2006	2007	2006

Amortization of discount on accruals recorded at present value	$1.9	$1.9	$8.1	$10.0
Other exchange losses	1.5	2.0	5.8	6.5
Loss on sale of accounts receivable	1.6	1.3	5.8	5.0
Losses (gains) on non-hedging derivative instruments	1.4	(0.8)	1.5	(1.2)
Equity income in Dakota, Minnesota & Eastern Railroad Corporation	(12.3)	—	(12.3)	—
Other	2.1	2.0	8.4	7.5

Total other (income) charges	$(3.8)	$6.4	$17.3	$27.8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(unaudited)
5	Interest expense

	For the three months		For the year
	ended December 31		ended December 31
(in millions)	2007	2006	2007	2006

Interest expense	$67.0	$51.4	$219.6	$200.5
Interest income	(3.6)	(1.6)	(15.3)	(6.0)

Total interest expense	$63.4	$49.8	$204.3	$194.5

6	Income taxes

During the three months ended December 31, 2007, legislation was substantively enacted to reduce Canadian Federal corporate income tax rates. As a result of these changes, the Company recorded a $145.8 million benefit in future tax liability and income tax expense for the three months ended December 31, 2007, related to the revaluation of its future income tax balances as at December 31, 2006.

During the three months ended June 30, 2007, legislation was substantively enacted to reduce Canadian corporate income tax rates. As a result of these changes, the Company recorded a $17.1 million benefit in future tax liability and income tax expense for the three months ended December 31, 2007, related to the revaluation of its future income tax balances as at December 31, 2006.

In the second quarter of 2006, federal and provincial legislation was substantively enacted to reduce Canadian corporate income tax rates over a period of several years. As a result of these changes, the Company recorded a $176.0 million reduction in future tax liability and income tax expense related to the revaluation of its future income tax balances as at December 31, 2005.

Cash taxes refunded for the three months ended December 31, 2007, was $2.2 million (three months ended December 31, 2006 — cash taxes paid was $24.3 million). Cash taxes paid in the year ended December 31, 2007, was $6.7 million (year ended December 31, 2006 — $50.9 million).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(unaudited)
7	Earnings per share

At December 31, 2007, the number of shares outstanding was 153.3 million (December 31, 2006 — 155.5 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CP shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the year
	ended December 31		ended December 31
(in millions)	2007	2006	2007	2006

Weighted average shares outstanding	153.2	155.8	154.0	157.3
Dilutive effect of stock options	1.4	1.6	1.6	1.5

Weighted average diluted shares outstanding	154.6	157.4	155.6	158.8

(in dollars)

Basic earnings per share	$2.23	$0.93	$6.14	$5.06
Diluted earnings per share	$2.21	$0.92	$6.08	$5.02

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(unaudited)
8	Restructuring and environmental remediation

At December 31, 2007, the provision for restructuring and environmental remediation was $234.0 million (December 31, 2006 – $309.0 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CP’s liabilities associated with restructuring and environmental remediation programs:

Three months ended December 31, 2007

	Opening					Closing
	Balance				Foreign	Balance
	Oct. 1	Accrued		Amortization	Exchange	Dec. 31
(in millions)	2007	(reduced)	Payments	of Discount	Impact	2007

Labour liability for terminations and severances	$152.8	(11.2)	(14.0)	1.4	0.2	$129.2
Other non-labour liabilities for exit plans	0.8	—	—	—	—	0.8

Total restructuring liability	153.6	(11.2)	(14.0)	1.4	0.2	130.0

Environmental remediation program	106.7	5.3	(8.0)	—	—	104.0

Total restructuring and environmental remediation liability	$260.3	(5.9)	(22.0)	1.4	0.2	$234.0

     Three months ended December 31, 2006

	Opening					Closing
	Balance				Foreign	Balance
	Oct. 1	Accrued		Amortization	Exchange	Dec. 31
(in millions)	2006	(reduced)	Payments	of Discount	Impact	2006

Labour liability for terminations and severances	$204.6	(4.5)	(15.9)	1.7	1.5	$187.4
Other non-labour liabilities for exit plans	2.0	—	(0.6)	—	—	1.4

Total restructuring liability	206.6	(4.5)	(16.5)	1.7	1.5	188.8

Environmental remediation program	125.0	3.1	(10.6)	—	2.7	120.2

Total restructuring and environmental remediation liability	$331.6	(1.4)	(27.1)	1.7	4.2	$309.0

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(unaudited)
8	Restructuring and environmental remediation (continued)

Year ended December 31, 2007

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1	Accrued		Amortization	Exchange	Dec. 31
(in millions)	2007	(reduced)	Payments	of Discount	Impact	2007

Labour liability for terminations and severances	$187.4	(12.8)	(46.8)	6.1	(4.7)	$129.2
Other non-labour liabilities for exit plans	1.4	(0.2)	(0.2)	—	(0.2)	0.8

Total restructuring liability	188.8	(13.0)	(47.0)	6.1	(4.9)	130.0

Environmental remediation program	120.2	7.5	(14.0)	—	(9.7)	104.0

Total restructuring and environmental remediation liability	$309.0	(5.5)	(61.0)	6.1	(14.6)	$234.0

     Year ended December 31, 2006

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1	Accrued		Amortization	Exchange	Dec. 31
(in millions)	2006	(reduced)	Payments	of Discount	Impact	2006

Labour liability for terminations and severances	$263.6	(14.1)	(71.8)	9.8	(0.1)	187.4
Other non-labour liabilities for exit plans	5.8	0.7	(5.0)	0.1	(0.2)	1.4

Total restructuring liability	269.4	(13.4)	(76.8)	9.9	(0.3)	188.8

Environmental remediation program	129.4	10.5	(19.5)	—	(0.2)	120.2

Total restructuring and environmental remediation liability	$398.8	(2.9)	(96.3)	9.9	(0.5)	$309.0

Amortization of Discount is charged to income as “Other (Income) Charges”, “Compensation and Benefits” and “Purchased Services and Other” as applicable. New accruals and adjustments to previous accruals are reflected in “Compensation and Benefits” and “Purchased Services and Other” as applicable.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(unaudited)
9	Investments

	For the year ended
	December 31
(in millions)	2007	2006

Rail investments accounted for on an equity basis	$1,528.6	$37.9
Other investments	140.0	27.0

Total investments	$1,668.6	$64.9

Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)

Effective October 4, 2007, the Company acquired all of the issued and outstanding shares of DM&E, a Class II railroad operating in the U.S. Midwest, for a purchase price of approximately US$1.5 billion, including acquisition costs.

Future contingent payments of up to US$1.05 billion, may become payable up to December 31, 2025, upon the achievement of certain milestones towards the completion of a track expansion into the Powder River Basin and the achievement of certain traffic volume targets. Any contingent payments that may be made would be recorded as additional goodwill. The acquisition has been financed with cash on hand and debt. On October 4, 2007, the Company drew down US$1.27 billion from an eighteen-month US$1.8 billion credit agreement entered into in October 2007 specifically to fund the acquisition of DM&E. The credit facility bears interest at a variable rate based on London Interbank Offered Rate (“LIBOR”).

The purchase is subject to review and approval by the U.S. Surface Transportation Board (“STB”), during which time the shares of DM&E have been placed in a voting trust and are administered by an independent trustee. The Company anticipates that the STB will complete its review and provide a final ruling in 2008. During the review period, the investment in the DM&E is accounted for on an equity basis. Equity income for the three months ended and year ended December 31, 2007, of $12.3 million (2006 — nil) has been included in “Other (Income) Charges” (See Note 4)

If the proposed transaction is approved by the STB, the acquisition will be accounted for prospectively using the purchase method of accounting. Under this method, the Company will prepare its consolidated financial statements reflecting a line-by-line consolidation of DM&E and the allocation of the purchase price to acquire DM&E to the fair values of their assets and liabilities.

Asset-backed Commercial Paper (“ABCP”)

At December 31, 2007, the Company held Canadian third party asset-backed commercial paper (“ABCP”) issued by a number of trusts with an original cost of $143.6 million. At the dates the Company acquired these investments they were rated R1 (High) by Dominion Bond Rating Service (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has classified its ABCP as long-term assets within Investments after initially classifying them as Cash and cash equivalents.

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors that they had agreed in principle to a long-term proposal and interim agreement to convert the ABCP into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP market and has retained legal and financial advisors to oversee the proposed restructuring process.

The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The ABCP in which the Company has invested continues to be rated R1 (High, Under Review with Developing Implications) by DBRS.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(unaudited)
9	Investments (continued)

Through to January 31, 2008, a Standstill Agreement is in place that commits investors not to take any action that would precipitate an event of default. It is expected that the restructuring of the ABCP will occur in March 2008 if approval by investors is obtained to do so. This approval will be requested on a trust by trust basis most likely during February 2008.

On December 23, 2007, the pan-Canadian restructuring committee provided certain details about the expected restructuring. Based on this and other public information it is estimated that, of the $143.6 million of ABCP in which the Company has invested:
•	$12.5 million is represented by traditional securitized assets and the Company will, on restructuring, receive replacement long-term floating rate notes that are expected to receive a AAA credit rating;

•	$119.0 million is represented by a combination of leveraged collaterized debt, synthetic assets and traditional securitized assets and the Company will, on restructuring, receive replacement senior and subordinated long-term floating rate notes. The senior notes are expected to obtain a AAA rating while the subordinated notes are likely to be unrated; and

•	$12.1 million is represented by assets that have an exposure to US sub-prime mortgages. On restructuring, the Company is likely to receive long-term floating rate notes that may be rated, although at this time the pan-Canadian restructuring committee has provided no indication of the likely rating these notes may receive.
The valuation technique used by the Company to estimate the fair value of its investment in ABCP at December 31, 2007, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the public statements made by the pan-Canadian restructuring committee that it expects the ABCP will be converted into various long-term floating rate notes, as discussed above, with maturities matching the maturities of the underlying assets and bearing market interest rates commensurate with the nature of the underlying assets and their associated cash flows and the credit rating and risk associated with the long-term floating rate notes. The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled are:

Probability weighted average interest rate	4.6 per cent
Weighted average discount rate	5.3 per cent
Maturity of long-term floating rate notes	five to seven years
Credit losses	nil to 25 per cent on a going concern basis
5 per cent to 50 per cent on a liquidation basis
Interest rates and credit losses vary by each of the different replacement long-term floating rate notes to be issued as each has different credit ratings and risks. Interest rates and credit losses also vary by the different probable cash flow scenarios that have been modelled.
Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes.
Maturities vary by different replacement long-term floating rate notes as a result of the expected maturity of the underlying assets.
One of the probable cash flow scenarios modelled is a liquidation scenario whereby, if the restructuring is not successfully completed, recovery of the Company’s investment is through the liquidation of the underlying assets of the ABCP trusts.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(unaudited)
9	Investments (continued)

In addition, assumptions have also been made as to the amount of restructuring costs that the Company will bear.

Based on additional information that became publicly available during the fourth quarter of 2007, the probability weighted cash flows resulted in an estimated fair value of the Company’s investment in ABCP of $122.1 million at December 31, 2007. This was unchanged from the estimated fair value at September 30, 2007. The reduction in the fair value of $21.5 million compared to the original cost of the ABCP was recorded as a charge to income in the third quarter of 2007 with no further charges required in the fourth quarter of 2007.

Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further material change in the value of the Company’s investment in ABCP which could impact the Company’s near term earnings.

10	Long-term debt

During the year ended December 31, 2007, the Company issued US$450 million of 5.95% 30 - year notes. The notes are unsecured, but carry a negative pledge.

Also, during October 2007, the Company entered into an eighteen-month US$1.80 billion credit agreement. The credit facility bears interest at a variable rate based on London Interbank Offered Rate (“LIBOR”), and is unsecured. As at December 31, 2007, the Company had drawn down US$1.27 billion from the credit facility specifically to fund the acquisition of DM&E.

11	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months		For the year ended
	ended December 31		December 31
(millions of shares)	2007	2006	2007	2006

Share capital, beginning of period	153.2	155.9	155.5	158.2
Shares issued under stock option plans	0.1	0.5	1.0	2.3
Shares purchased	—	(0.9)	(3.2)	(5.0)

Share capital, end of period	153.3	155.5	153.3	155.5

In June 2006, the Company completed the acquisition of Common Shares under the previous normal course issuer bid and filed a new normal course issuer bid to purchase, for cancellation, up to 3.9 million of its outstanding Common Shares. Under this filing, share purchases could have been made during the 12-month period beginning June 6, 2006, and ending June 5, 2007. Of the 3.9 million shares authorized for purchase under this filing, 3.4 million were purchased in 2006 at an average price per share of $56.66 and 0.2 million shares were purchased during the three month period ended March 31, 2007, at an average price per share of $64.11.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(unaudited)
11	Shareholders’ equity (continued)

In March 2007, the Company completed the filing for a new normal course issuer bid (“2007 NCIB”) to cover the period of March 28, 2007 to March 27, 2008, to authorize the purchase, for cancellation, up to 5.0 million of its outstanding Common Shares. Effective April 30, 2007, the 2007 NCIB was amended to authorize the purchase, for cancellation, up to 15.3 million of its outstanding Common Shares. Of the 15.3 million shares authorized under the 2007 NCIB, 2.7 million shares were purchased at an average price per share of $73.64.

In addition, pursuant to a notice of intention to make an exempt issuer bid filed on March 23, 2007, the Company purchased, for cancellation, 0.3 million shares through a private agreement with an arm’s length third party on March 29, 2007, at an average price of $63.12.

For the three months ended December 31, 2007, there were no shares purchased (2006 — 0.9 million shares were purchased at an average price per share of $63.85) and for the year ended December 31, 2007, 3.2 million shares were purchased at an average price per share of $71.99 (2006 — 5.0 million shares were purchased at an average price per share of $57.28).

The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated first to contributed surplus and then to retained earnings. When shares are purchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(unaudited)
12	Other comprehensive income and accumulated other comprehensive income

Components of other comprehensive income and the related tax effects are as follows:

	For the three months ended December 31
		2007
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$3.5	$0.7	$4.2
Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(7.0)	—	(7.0)
Realized gain on cash flow hedges settled in the period	(1.6)	0.9	(0.7)
Decrease in unrealized holding gains on cash flow hedges	(17.0)	5.9	(11.1)
Realized loss on cash flow hedges settled in prior periods	0.7	(0.3)	0.4

Other comprehensive loss	$(21.4)	$7.2	$(14.2)

	For the three months ended December 31
		2006
	Before tax	Income tax	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange loss on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$(23.6)	$3.7	$(19.9)
Unrealized foreign exchange gain on translation of the net investment in U.S. subsidiaries	22.5	—	22.5

Other comprehensive income	$(1.1)	$3.7	$2.6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(unaudited)
12	Other comprehensive income and accumulated other comprehensive income (continued)

	For the year ended December 31
		2007
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$71.0	$(9.7)	$61.3
Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(78.4)	—	(78.4)
Realized gain on cash flow hedges settled in the period	(12.8)	4.8	(8.0)
Decrease in unrealized holding gains on cash flow hedges	(26.2)	9.1	(17.1)
Realized loss on cash flow hedges settled in prior periods	2.2	(0.8)	1.4

Other comprehensive loss	$(44.2)	$3.4	$(40.8)

	For the year ended December 31
		2006
	Before tax	Income tax	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange loss on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$(3.7)	$0.5	$(3.2)
Unrealized foreign exchange gain on translation of the net investment in U.S. subsidiaries	2.1	—	2.1

Other comprehensive loss	$(1.6)	$0.5	$(1.1)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(unaudited)
12	Other comprehensive income and accumulated other comprehensive income (continued)

Changes in the balances of each classification within Accumulated other comprehensive income are as follows:

Three months ended December 31, 2007

			Closing
	Opening		Balance,
	Balance,	Period	Dec. 31,
(in millions)	Oct. 1, 2007	change	2007

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$292.4	$4.2	$296.6
Foreign exchange on net investment in U.S. subsidiaries	(239.9)	(7.0)	(246.9)
Increase (decrease) in unrealized effective gains of cash flow hedges	5.6	(11.8)	(6.2)
Unrealized loss on settled hedge instruments	(4.3)	0.4	(3.9)

Accumulated other comprehensive income	$53.8	$(14.2)	$39.6

     Three months ended December 31, 2006

			Closing
	Opening		Balance,
	Balance,	Period	Dec. 31,
(in millions)	Oct. 1, 2006	change	2006

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$254.8	$(19.9)	$234.9
Foreign exchange on net investment in U.S. subsidiaries	(191.0)	22.5	(168.5)

Accumulated other comprehensive income	$63.8	$2.6	$66.4

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(unaudited)
12	Other comprehensive income and accumulated other comprehensive income (continued)

Year ended December 31, 2007

		Adjustment
	Opening	for change	Adjusted		Closing
	Balance,	in	Opening		Balance,
	Jan. 1,	accounting	Balance,	Period	Dec. 31,
(in millions)	2007	policy	Jan. 1, 2007	change	2007

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$234.9	$0.4	$235.3	$61.3	$296.6
Foreign exchange on net investment in U.S. subsidiaries	(168.5)	—	(168.5)	(78.4)	(246.9)
Increase (decrease) in unrealized effective gains of cash flow hedges	—	18.9	18.9	(25.1)	(6.2)
Unrealized loss on settled hedge instruments	—	(5.3)	(5.3)	1.4	(3.9)

Accumulated other comprehensive income	$66.4	$14.0	$80.4	$(40.8)	$39.6

     Year ended December 31, 2006

	Opening		Closing
	Balance,		Balance,
	Jan. 1,	Period	Dec. 31,
(in millions)	2006	change	2006

Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$238.1	$(3.2)	$234.9
Foreign exchange on net investment in U.S. subsidiaries	(170.6)	2.1	(168.5)

Accumulated other comprehensive income	$67.5	$(1.1)	$66.4

During the next twelve months, the Company expects $10.9 million of unrealized holding gains on derivative instruments to be realized and recognized in the Statement of Consolidated Income. Derivative instruments designated as cash flow hedges will mature during the year ending December 31, 2009.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(unaudited)
13	Fair value of financial instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties. The Company uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the Consolidated Balance Sheet as follows:

Loans and receivables
Accounts receivable and other current assets — The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

Investments — Long-term receivable balances are carried at amortized cost based on an initial fair value determined using discounted cash flow analysis using observable market based inputs.

Financial liabilities
Accounts payable and accrued liabilities and short-term borrowings — The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

Long-term debt — The carrying amount of long-term debt is at amortized cost based on an initial fair value determined using the quoted market prices for the same or similar debt instruments.

Available for sale
Investments — The Company’s equity investments recorded on a cost basis have a carrying value that equals cost as fair value cannot be reliably established. The Company’s equity investments recorded on an equity basis have a carrying value equal to cost plus the Company’s share of the investees net income, less any dividends received, which approximates fair value. These investments are not traded on a liquid market.

Held for trading
Other assets and deferred charges and Deferred liabilities — Derivative instruments that are designated as hedging instruments are measured at fair value determined using the quoted market prices for the same or similar instruments. Derivative instruments that are not designated in hedging relationships are classified as held for trading and measured at fair value determined by using quoted market prices for the same or similar instruments and changes in the fair values of such derivative instruments are recognized in net income as they arise.

Cash and cash equivalents — The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

Investments — ABCP is carried at fair value, which has been determined using valuation techniques that incorporate probability weighted discounted future cash flows reflecting market conditions and other factors that a market participant would consider (See Note 9).

Carrying value and fair value of financial instruments
The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of approximately $4,177.2 million and a fair value of approximately $4,308.3 million at December 31, 2007.

14	Reductions in investments and other assets

Reductions in investments and other assets includes the acquisition of freight car assets which were purchased in anticipation of a sale and lease back arrangement with a financial institution. For the three months ended December 31, 2007, $4.7 million in assets were acquired and $19.2 million were sold; and for the year ended December 31, 2007, $19.2 million in assets were acquired and $20.2 million sold. For the three months ended December 31, 2006, $4.6 million in assets were acquired and $26.7 million were sold; and for the year ended December 31, 2006, $137.1 million in assets were acquired and $136.1 million sold. No gains or losses were incurred in these sale and leaseback arrangements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(unaudited)
15	Stock-based compensation

In 2007, under CP’s stock option plans, the Company issued 1,304,500 options to purchase Common Shares at the weighted average price of $62.60 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 434,400 stock appreciation rights were issued at the weighted average exercise price of $62.60.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date. Other options only vest if certain performance targets are achieved and expire approximately five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of December 31 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2007		2006
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	6,807,644	$38.50	7,971,917	$32.07
New options granted	1,304,500	62.60	1,467,900	57.80
Exercised	(972,281)	31.99	(2,330,664)	28.59
Forfeited/cancelled	(158,755)	35.76	(301,509)	39.07

Outstanding, December 31	6,981,108	$43.97	6,807,644	$38.50

Options exercisable at December 31	4,035,008	$34.12	2,918,294	$29.64

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model.

Under the fair value method, the fair value of options at the grant date was $11.3 million for options issued during the year ended December 31, 2007 (year ended December 31, 2006 — $12.4 million). The weighted average fair value assumptions were approximately:

	For the year
	ended December 31
	2007	2006

Expected option life (years)	4.00	4.50
Risk-free interest rate	3.90%	4.07%
Expected stock price volatility	22%	22%
Expected annual dividends per share	$0.90	$0.75
Weighted average fair value of options granted during the year	$12.97	$12.99

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007
(unaudited)
16	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans and post-retirement benefits for the three months ended December 31, 2007, was $26.4 million (three months ended December 31, 2006 – $30.3 million) and for the year ended December 31, 2007, was $95.0 million (year ended December 31, 2006 – $119.0 million).

17	Significant customers

During the year ended 2007, one customer comprised 11.5% of total revenue (year ended 2006 – 11.5%). At December 31, 2007, that same customer represented 6.2% of total accounts receivable (December 31, 2006 – 5.6%).

18	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2007, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Capital commitments

At December 31, 2007, the Company had multi-year capital commitments of $504.2 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2008 through 2016.

Operating lease commitments

At December 31, 2007, minimum payments under operating leases were estimated at $614.9 million in aggregate, with annual payments in each of the next five years of: 2008 – $120.3 million; 2009 – $86.8 million; 2010 – $68.9 million; 2011 – $60.9 million; 2012 – $58.0 million.

Guarantees

The Company had residual value guarantees on operating lease commitments of $321.7 million at December 31, 2007. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2007, these accruals amounted to $7.0 million.

Summary of Rail Data

Fourth Quarter					Year
2007	2006	Variance	%		2007	2006	Variance	%

				Financial (millions, except per share data and ratios)

				Revenues
$1,142.6	$1,151.5	$(8.9)	(0.8)	Freight revenue	$4,555.2	$4,427.3	$127.9	2.9
45.7	38.9	6.8	17.5	Other revenue	152.4	155.9	(3.5)	(2.2)

1,188.3	1,190.4	(2.1)	(0.2)		4,707.6	4,583.2	124.4	2.7

				Operating Expenses
308.4	322.2	(13.8)	(4.3)	Compensation and benefits	1,284.2	1,327.6	(43.4)	(3.3)
196.3	171.2	25.1	14.7	Fuel	746.8	650.5	96.3	14.8
47.9	53.7	(5.8)	(10.8)	Materials	215.5	212.9	2.6	1.2
45.1	47.8	(2.7)	(5.6)	Equipment rents	207.5	181.2	26.3	14.5
116.3	115.9	0.4	0.3	Depreciation and amortization	472.0	464.1	7.9	1.7
168.8	159.5	9.3	5.8	Purchased services and other	617.4	618.3	(0.9)	(0.1)

882.8	870.3	12.5	1.4		3,543.4	3,454.6	88.8	2.6

305.5	320.1	(14.6)	(4.6)	Operating income	1,164.2	1,128.6	35.6	3.2

(3.8)	6.4	(10.2)	—	Other (income) charges, including DM&E equity income (1)	17.3	27.8	(10.5)	(37.8)
63.4	49.8	13.6	27.3	Interest expense	204.3	194.5	9.8	5.0
60.8	82.9	(22.1)	(26.7)	Income tax expense before foreign exchange (gains) losses on long-term debt and other specified items (2)	269.8	278.8	(9.0)	(3.2)

185.1	181.0	4.1	2.3	Income before foreign exchange (gains) losses on long-term debt and other specified items (2)	672.8	627.5	45.3	7.2

				Foreign exchange (gains) losses on long-term debt (FX on LTD)
(8.3)	44.9	(53.2)	—	FX on LTD	(169.8)	0.1	(169.9)	—
(3.1)	(9.5)	6.4	—	Income tax on FX on LTD (3)	44.3	7.1	37.2	—

(11.4)	35.4	(46.8)	—	FX on LTD (net of tax)	(125.5)	7.2	(132.7)	—

				Other specified items

—	—	—	—	Change in estimated fair value of Canadian third party asset-backed commercial paper (ABCP)	21.5	—	21.5	—
—	—	—	—	Income tax on change in estimated fair value of ABCP	(6.5)	—	(6.5)	—

—	—	—	—	Change in estimated fair value of ABCP (net of tax)	15.0	—	15.0	—
(145.8)	—	(145.8)	—	Income tax benefits due to rate reductions on opening future income tax balances	(162.9)	(176.0)	13.1	—

$342.3	$145.6	$196.7	135.1	Net income	$946.2	$796.3	$149.9	18.8

				Earnings per share (EPS)
$2.23	$0.93	$1.30	139.8	Basic earnings per share	$6.14	$5.06	$1.08	21.3
$2.21	$0.92	$1.29	140.2	Diluted earnings per share	$6.08	$5.02	$1.06	21.1

				EPS before FX on LTD and other specified items (2)
$1.21	$1.16	$0.05	4.3	Basic earnings per share	$4.37	$3.99	$0.38	9.5
$1.20	$1.15	$0.05	4.3	Diluted earnings per share	$4.32	$3.95	$0.37	9.4
153.2	155.8	(2.6)	(1.7)	Weighted average (avg)number of shares outstanding (millions)	154.0	157.3	(3.3)	(2.1)
154.6	157.4	(2.8)	(1.8)	Weighted avg number of diluted shares outstanding (millions)	155.6	158.8	(3.2)	(2.0)

74.3	73.1	1.2	—	Operating ratio (2) (4) (%)	75.3	75.4	(0.1)	—

9.5	10.2	(0.7)	—	ROCE before FX on LTD and other specified items (after tax)(2) (4)(%)	9.5	10.2	(0.7)	—

42.5	37.2	5.3	—	Net debt to net debt plus equity (%)	42.5	37.2	5.3	—
$309.3	$313.7	$(4.4)	(1.4)	EBIT before FX on LTD and other specified items (2) (4)	$1,146.9	$1,100.8	$46.1	4.2

$425.6	$429.6	$(4.0)	(0.9)	EBITDA before FX on LTD and other specified items (2) (4)	$1,618.9	$1,564.9	$54.0	3.5

(1)	Dakota, Minnesota & Eastern Railroad Corporation (DM&E) equity income is $12.3 million, net of tax.

(2)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies.

See note on non-GAAP earnings measures attached to commentary.

(3)	Income tax on FX on LTD is discussed in the MD&A in the “Other Income Statement Items” section — “Income Taxes”.

(4)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before after-tax interest expense (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

Summary of Rail Data (Page 2)

Fourth Quarter					Year
2007	2006	Variance	%		2007	2006	Variance	%

				Commodity Data

				Freight Revenues (millions)
$257.5	$261.6	$(4.1)	(1.6)	- Grain	$938.9	$904.6	$34.3	3.8
131.2	149.3	(18.1)	(12.1)	- Coal	573.6	592.0	(18.4)	(3.1)
121.2	122.0	(0.8)	(0.7)	- Sulphur and fertilizers	502.0	439.3	62.7	14.3
61.5	71.2	(9.7)	(13.6)	- Forest products	275.8	316.4	(40.6)	(12.8)
157.9	148.5	9.4	6.3	- Industrial and consumer products	627.9	603.8	24.1	4.0
77.0	74.9	2.1	2.8	- Automotive	319.0	314.4	4.6	1.5
336.3	324.0	12.3	3.8	- Intermodal	1,318.0	1,256.8	61.2	4.9

$1,142.6	$1,151.5	$(8.9)	(0.8)	Total Freight Revenues	$4,555.2	$4,427.3	$127.9	2.9

				Millions of Revenue Ton-Miles (RTM)
8,283	8,463	(180)	(2.1)	- Grain	30,690	30,127	563	1.9
4,812	4,986	(174)	(3.5)	- Coal	20,629	19,650	979	5.0
5,202	5,065	137	2.7	- Sulphur and fertilizers	21,259	17,401	3,858	22.2
1,673	1,930	(257)	(13.3)	- Forest products	7,559	8,841	(1,282)	(14.5)
4,449	4,030	419	10.4	- Industrial and consumer products	16,987	16,844	143	0.8
621	572	49	8.6	- Automotive	2,471	2,450	21	0.9
7,500	7,009	491	7.0	- Intermodal	29,757	27,561	2,196	8.0

32,540	32,055	485	1.5	Total RTMs	129,352	122,874	6,478	5.3

				Freight Revenue per RTM (cents)
3.11	3.09	0.02	0.6	- Grain	3.06	3.00	0.06	2.0
2.73	2.99	(0.26)	(8.7)	- Coal	2.78	3.01	(0.23)	(7.6)
2.33	2.41	(0.08)	(3.3)	- Sulphur and fertilizers	2.36	2.52	(0.16)	(6.3)
3.68	3.69	(0.01)	(0.3)	- Forest products	3.65	3.58	0.07	2.0
3.55	3.68	(0.13)	(3.5)	- Industrial and consumer products	3.70	3.58	0.12	3.4
12.40	13.09	(0.69)	(5.3)	- Automotive	12.91	12.83	0.08	0.6
4.48	4.62	(0.14)	(3.0)	- Intermodal	4.43	4.56	(0.13)	(2.9)
3.51	3.59	(0.08)	(2.2)	Freight Revenue per RTM	3.52	3.60	(0.08)	(2.2)

				Carloads (thousands)
103.6	105.0	(1.4)	(1.3)	- Grain	385.0	382.8	2.2	0.6
64.9	68.6	(3.7)	(5.4)	- Coal	269.1	281.7	(12.6)	(4.5)
50.7	48.7	2.0	4.1	- Sulphur and fertilizers	209.8	178.3	31.5	17.7
26.0	30.7	(4.7)	(15.3)	- Forest products	114.1	135.0	(20.9)	(15.5)
80.4	77.1	3.3	4.3	- Industrial and consumer products	313.3	316.0	(2.7)	(0.9)
41.8	39.8	2.0	5.0	- Automotive	168.5	165.3	3.2	1.9
315.1	292.9	22.2	7.6	- Intermodal	1,238.1	1,159.0	79.1	6.8

682.5	662.8	19.7	3.0	Total Carloads	2,697.9	2,618.1	79.8	3.0

				Freight Revenue per Carload
$2,486	$2,491	$(5)	(0.2)	- Grain	$2,439	$2,363	$76	3.2
2,022	2,176	(154)	(7.1)	- Coal	2,132	2,102	30	1.4
2,391	2,505	(114)	(4.6)	- Sulphur and fertilizers	2,393	2,464	(71)	(2.9)
2,365	2,319	46	2.0	- Forest products	2,417	2,344	73	3.1
1,964	1,926	38	2.0	- Industrial and consumer products	2,004	1,911	93	4.9
1,842	1,882	(40)	(2.1)	- Automotive	1,893	1,902	(9)	(0.5)
1,067	1,106	(39)	(3.5)	- Intermodal	1,065	1,084	(19)	(1.8)
$1,674	$1,737	$(63)	(3.6)	Freight Revenue per Carload	$1,688	$1,691	$(3)	(0.2)

Summary of Rail Data (Page 3)

Fourth Quarter					Year
2007	2006	Variance	%		2007	2006	Variance	%

				Operations and Productivity

62,104	62,190	(86)	(0.1)	Freight gross ton-miles (GTM) (millions)	246,322	236,405	9,917	4.2
32,540	32,055	485	1.5	Revenue ton-miles (RTM) (millions)	129,352	122,874	6,478	5.3
15,801	15,821	(20)	(0.1)	Average number of active employees	15,675	15,947	(272)	(1.7)
15,382	15,327	55	0.4	Number of employees at end of period	15,382	15,327	55	0.4

2.3	2.4	(0.1)	(4.2)	FRA personal injuries per 200,000 employee-hours (1)	2.1	2.0	0.1	5.0
1.6	1.9	(0.3)	(15.8)	FRA train accidents per million train-miles (1)	2.0	1.6	0.4	25.0

2.71	2.72	(0.01)	(0.4)	Total operating expenses per RTM (cents)	2.74	2.81	(0.07)	(2.5)
1.42	1.40	0.02	1.4	Total operating expenses per GTM (cents)	1.44	1.46	(0.02)	(1.4)
0.50	0.52	(0.02)	(3.8)	Compensation and benefits expense per GTM (cents)	0.52	0.56	(0.04)	(7.1)
3,930	3,931	(1)	—	GTMs per average active employee (000)	15,714	14,824	890	6.0

13,199	13,260	(61)	(0.5)	Miles of road operated at end of period (2)	13,199	13,260	(61)	(0.5)

22.6	24.1	(1.5)	(6.2)	Average train speed – AAR definition (mph)	23.2	24.8	(1.6)	(6.5)
23.3	21.7	1.6	7.4	Terminal dwell time – AAR definition (hours)	22.2	20.8	1.4	6.7
140.0	141.7	(1.7)	(1.2)	Car miles per car day	142.3	137.3	5.0	3.6
83.9	80.6	3.3	4.1	Average daily total cars on-line – AAR definition (000)	82.0	80.9	1.1	1.4

1.23	1.20	0.03	2.5	U.S. gallons of locomotive fuel per 1,000 GTMs – freight & yard	1.21	1.20	0.01	0.8
75.7	74.3	1.4	1.9	U.S. gallons of locomotive fuel consumed – total (millions) (3)	296.7	283.4	13.3	4.7

1.020	0.887	0.133	15.0	Average foreign exchange rate (US$/Canadian$)	0.925	0.885	0.040	4.5
0.980	1.128	(0.148)	(13.1)	Average foreign exchange rate (Canadian$/US$)	1.081	1.130	(0.049)	(4.3)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(2)	Excludes track on which CP has haulage rights.

(3)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.